Exhibit 99.1

TOWER SEMICONDUCTOR LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on September 17, 2020

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Tower Semiconductor Ltd. (“Tower” or the “Company”), will be held at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, on Thursday, September 17, 2020, at 11:00 a.m. (Israel time) for the following purposes:

1.	To elect 11 members to the Board of Directors of the Company to serve until the next annual general meeting of shareholders and until their respective successors are duly elected;

2.	To appoint Mr. Amir Elstein as the Chairman of the Board of Directors and approve his terms of compensation, subject to approval of his appointment to the Board under Proposal 1;

3.
To approve an amended compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law, 1999, in the form attached to the Proxy Statement as Exhibit A (the “Amended Compensation Policy”);

4.	To approve an increase in the annual base salary of the Company’s chief executive officer, Mr. Russell Ellwanger;

5.	To approve the award of equity-based compensation to the Company’s chief executive officer, Mr. Russell Ellwanger, subject to approval of the Amended Compensation Policy under Proposal 3;

6.
To approve amended terms of compensation for each of the members of our Board of Directors (other than with respect to Mr. Amir Elstein, whose compensation is addressed in Proposal 2, and Mr. Russell Ellwanger, whose compensation is addressed in Proposals 4 and 5), subject to approval of the Amended Compensation Policy under Proposal 3;

7.
To approve an equity grant to each of the members of our Board of Directors (other than with respect to Mr. Amir Elstein and Mr. Russell Ellwanger whose equity compensation is addressed in Proposals 2 and 5, respectively), subject to approval of the Amended Compensation Policy under Proposal 3; and

8.
To approve the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent public accountants of the Company for the year ending December 31, 2020 and for the period commencing January 1, 2021 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of its services.

In addition, shareholders at the Meeting will have an opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2019.

We are not currently aware of any other matters to be presented at the Meeting.  If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Shareholders of record at the close of business on August 10, 2020, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders of record who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  If you are a beneficial owner of shares (i.e., you hold shares in “street name”), to provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, by following the instructions on the voting instruction form to vote via Internet or telephone.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by the applicable TASE member, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, or via proxy, by sending such certificate of ownership together with a duly executed proxy to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, or may vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE through which they hold their shares and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

By Order of the Board of Directors, Amir Elstein Chairman of the Board August 3, 2020

TOWER SEMICONDUCTOR LTD.
20 Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 2310502, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on September 17, 2020

This proxy statement (the “Proxy Statement”) is being furnished to the holders of ordinary shares, par value NIS 15.00 per share (the “Ordinary Shares”) of Tower Semiconductor Ltd. ( “we,” “us, “ “our, “ the “Company” or “Tower”) in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board of Directors” or the “Board”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday, September 17, 2020, 11:00 a.m. (Israel time), or at any postponement or adjournment thereof.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on August 10, 2020.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on August 10, 2020, or which appears in the participant listing of a securities depository on that date.  You can vote your ordinary shares by attending the Meeting or by following the instructions under “Proxies” below.  Our Board urges you to vote your Ordinary Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, holders of Ordinary Shares who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card.

The Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. This Proxy Statement was also filed with the Israel Securities Authority (“ISA”) and the TASE and is available on the websites: www.magna.isa.gov.il and maya.tase.co.il.  This Proxy Statement will also be available on the Company’s website www.towersemi.com.

All Ordinary Shares represented by properly executed proxies in the form enclosed received prior to the Meeting (that is not revoked in accordance with procedures described in this Proxy Statement), will be voted in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in this Proxy Statement and accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a properly signed proxy will be voted FOR all nominees in Proposal 1 and FOR all of the other proposals that are set forth in the accompanying Notice of Meeting.

If you are a beneficial owner of shares (i.e., you hold shares in “street name”), to provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, by following the instructions on the voting instruction form to vote via Internet or telephone

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the ISA website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the record date.

Alternatively, shareholders who hold the Company's ordinary shares through a TASE member may also vote electronically via the electronic voting system of the ISA (the “Electronic System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting.  We expect to solicit proxies by mail and to mail this Proxy Statement and the accompanying proxy card to shareholders as soon as practicable after the record date.  Proxies may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Change or Revocation of Proxy

Any shareholder of record returning the accompanying proxy may revoke such proxy at any time prior to the Meeting by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy prior to the Meeting. Written revocations and later-dated proxies should be sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

Two or more shareholders present, in person or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to September 24, 2020 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the scheduled time, the persons present shall constitute a quorum.

Vote Required for Approval of the Proposals

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

The affirmative vote of shareholders present at the Meeting, in person, by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to each such proposal, is required to elect each of the director nominees named in Proposal 1 and to approve each of the other proposals.

In addition, under the Israeli Companies Law, 1999 (the “Israeli Companies Law”) the approval of each of Proposals 3, 4 and 5 requires that either: (i) such majority include at least a majority of the voting power of the non-controlling shareholders and non-interested shareholders who are present in person or by proxy and vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders and non-interested shareholders does not exceed 2% of all the voting power in the Company. Abstentions shall not be taken into account (the “Special Majority”).

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with each of Proposals 3, 4 and 5. Shareholders voting through proxy cards, voting instruction form, Internet or telephone or via the Electronic System are required notify as whether or not they have a Personal Interest when voting. If any shareholder casting a vote on Proposals 3, 4, and 5 does not notify us whether or not they have a Personal Interest with respect to each of Proposals 3, 4 and 5, their vote will not be counted for purposes of such proposals.

Under the Israeli Companies Law, a “Personal Interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “Personal Interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, no later than September 7, 2020 at 11:00 a.m. (Israel time).

Meeting Agenda

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, no later than August 10, 2020.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law and our Articles of Association for inclusion on the agenda for the Meeting, the Company will publish an updated agenda and proxy card for the Meeting, no later than August 17, 2020  which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

PRINCIPAL SHAREHOLDERS

The following information, as of July 1, 2020, concerns the beneficial ownership of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares.  As of such date, 107,262,420 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

Unless otherwise noted, the information set forth below calculates beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act“), under which all Ordinary Shares which a person either currently has the right to acquire upon exercise or conversion of securities exercisable for or convertible into Ordinary Shares, or which will become exercisable or convertible within sixty days as of July 1, 2020, are treated as beneficially owned and as outstanding for calculation of that person’s beneficial interest but which does not treat as outstanding Ordinary Shares which are issuable upon such exercise or conversion by other persons. We also disclose information regarding the percentage ownership of these persons on a fully diluted basis, assuming that all currently outstanding securities to purchase Ordinary Shares, other than those which cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

Based on information provided by Senvest Management, LLC, it holds approximately 7.2 million Ordinary Shares, which represent 6.7% of the beneficial and outstanding ownership of the Ordinary Shares and 6.6% on a fully diluted basis, as of June 30, 2020.

Based on information provided by Wellington Management Group LLP, it holds approximately 7.4 million Ordinary Shares, which represent 6.9% of the beneficial and outstanding ownership of the Ordinary Shares and 6.8% on a fully diluted basis, as of June 30, 2020.

Based on information provided by Phoenix Holding Ltd., it holds approximately 7.6 million Ordinary Shares, which represent 7.1% of the beneficial and outstanding ownership of the Ordinary Shares and 6.9% on a fully diluted basis, as of June 30, 2020.

Based on information provided by Harel Insurance Investments & Financial Services, it holds approximately 5.5 million Ordinary Shares, which represent 5.1% of the beneficial and outstanding ownership of the Ordinary Shares and 5.0% on a fully diluted basis, as of June 30, 2020.

Compensation of Executive Officers

Pursuant to the Israeli Companies Law, the Company is required to present information regarding the compensation of certain office holders (as defined in the Israeli Companies Law) in the year for which the consolidated audited financial statements are being presented to the Company’s shareholders, which may be by incorporation by reference to its reports filed  with the Commission.  Accordingly, the foregoing information is incorporated herein by reference to the Company's annual report on Form 20-F for the year ended December 31, 2019 as filed with the Commission on April 30, 2020.

PROPOSAL 1
ELECTION OF DIRECTORS

Under our articles of association, our Board of Directors shall consist of at least five and no more than 11 members.  Our Board of Directors is currently comprised of nine members, all of whom were appointed as directors at the Company’s previous annual shareholder meeting.  Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, 11 directors shall be standing for election, as follows: (i) each of our currently serving nine directors, Amir Elstein, Russell Ellwanger, Kalman Kaufman, Alex Kornhauser, Dana Gross, Ilan Flato, Rami Guzman, Yoav Chelouche and Iris Avner; and (ii) two new director nominees, Ms. Michal Vakrat Wolkin and Mr. Avi Hasson, shall be standing for election at the Meeting for the first time in each case to hold office until our next annual general meeting of shareholders and until their respective successors are duly elected, subject to our articles of association and applicable law.

Under the Nasdaq Listing Rules, a majority of the Board of Directors must be comprised of independent directors (as defined in the Nasdaq Listing Rules).  After receiving all the relevant information from each of the 11 director nominees, the Board has made a determination of independence under the Nasdaq Listing Rules with respect to all of the director nominees, other than Mr. Ellwanger, our Chief Executive Officer, and Mr. Amir Elstein, the Chairman of our Board of Directors.

The size, structure, and composition of the Board is subject to continual evaluation. The recommendations and decisions with respect to appointment of board members are formulated after comprehensive review in order to ensure that the Board has the appropriate skills, knowledge and experience to operate effectively and deliver the Company’s strategy.  To this end, the Board has discussed and evaluated the skills currently present within the boardroom to identify skills that the Board may benefit from further as well as determine any gaps in skills or competencies that could be addressed in future director appointments.

The Nomination Committee is responsible for ensuring that director appointment processes are formal, rigorous and transparent. Following its annual review, and taking into account each director nominee’s external commitments and their impact on the nominee’s commitment to Tower, the Nomination Committee and the Board of Directors have recommended the following each of the 11 nominees for election at the Meeting to serve as directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected.  The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Amir Elstein has served as the Chairman of our Board since January 2009.  Mr. Elstein serves as a Director of Teva Pharmaceutical Industries Ltd. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein serves as Chairman of the Israel Democracy Institute, and as chairman/member of the board of several non-governmental organizations in academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the Chief Executive Officer, overseeing Global Pharmaceutical Resources. Prior thereto, Mr. Elstein was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation.  Mr. Elstein received a B.Sc. degree in physics and mathematics from the Hebrew University of Jerusalem and M.Sc. degree in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University of Jerusalem.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger has also served as a director since September 2016, and as Chairman of the Board of Directors of our subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd. and Tower Semiconductor San Antonio, Inc.  Mr. Ellwanger also served as a director of the Company between May 2005 and April 2013.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

Kalman Kaufman has served as a director since 2005 and as chairman of the Nomination Committee since January 2018. Mr. Kaufman served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Medasense and Invisia, a director at ATP labs and a member of the management board of the Kinneret College.  Mr. Kaufman holds engineering degrees from the Technion - Israel Institute of Technology.

Alex Kornhauser has served as a director since August 2008 (until November 2016 as an external director, within the meaning of the Israeli Companies Law).  Previously, Mr. Kornhauser served as a member of the Compensation Committee from June 2009 until October 2019.  From 2017, Mr. Kornhauser serves as a board member at Priortech.  From 2008 until 2010, Mr. Kornhauser served as Senior VP and General Manager of Global Operations at Numonyx Corporation. From 1978 until 2008, Mr. Kornhauser held many senior management positions at Intel Corporation and Intel Israel serving as General Manager of Intel Israel, General Manager of Intel Electronics, VP of Technology and Manufacturing Group and President of Intel Israel.  Mr. Kornhauser holds a B.Sc. degree in electronics from Bucharest Polytechnic Institute in Romania.

Dana Gross has served as a director since November 2008, as a member of the Nomination Committee since January 2018 and as a member of the Compensation Committee since February 2013.  In addition, Mrs. Gross has served as a director on the board of Tower Semiconductor Newport Beach, Inc., our wholly owned subsidiary, since March 2009.  Mrs. Gross is currently the COO of Prospera Technologies Ltd., an AgTech Data Company.  Mrs. Gross was the CFO of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the CEO of Btendo, a start-up company that developed MEMS based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  Mrs. Gross was a Venture Partner at Viola Ventures, a leading Israeli venture capital firm as a Venture Partner, from 2018 until 2010. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. degree in industrial engineering from Tel-Aviv University and an M.A. degree in business administration from San Jose State University.

Ilan Flato has served as a director since February 2009 (until November 2016 as an external director, within the meaning of the Israeli Companies Law).  Mr. Flato served as chairman of the Compensation Committee from February 2013 until October 2019 and since such time continues to serve as a member of the Compensation Committee.  Mr. Flato has served as a member of the Audit Committee since April 2009. Mr. Flato is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012.  Since 2011, Mr. Flato has been a member of the Israel Bar Association.  From 2009 until 2018, Mr.  Flato served as a director in two Provident Funds.  From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum.  Since January 2018, Mr. Flato serves as Chairman of the Business Executive Kibbutz “NAAN”.  Since 2004, Mr. Flato has functioned as an independent financial adviser.  Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an LL.M. degree from Bar-Ilan University and an MSIT from Clark University.

Rami Guzman has served as a director since February 2009, as chairman and member of the Compensation Committee since October 2019, and as a member of our Audit Committee since August 2011. Mr. Guzman served as a member of the Nomination Committee from January 2018 until July 2020.  Mr. Guzman is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules.  Mr. Guzman has held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance, first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman is a member of professional committees in the Israel Credit Insurance Company and the Israel Infrastructure Fund, and consultant and advisor to technology-based companies.  Since 2017, Mr. Guzman serves as the Chairman of the board of directors of Tigbur.  Mr. Guzman also serves since 2005 as a director in various entities, including serving as a director in Bank Leumi until October 2015.  Mr. Guzman holds a B.A. degree in economics and an M.A. degree in business and public administration from the Hebrew University of Jerusalem. Mr. Guzman was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.  Mr. Guzman has notified the Company that he will resign during his next term to pursue other endeavors.  Mr. Guzman will assist the Board of Directors in the smooth transition of his responsibilities as a Board member, as chairman of the Compensation Committee and as member on the Audit Committee.

Yoav Z. Chelouche has served as a director since April 2016, as a member of the Nomination Committee since January 2018, and as a chairman and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Chelouche serves as Managing Partner of Aviv Ventures since Aviv’s inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & CEO of Scitex Corp.  Until 2015, Mr. Chelouche was co-chairman of Israel Advanced Technology Industries.  Mr. Chelouche currently serves on the Board of Directors of Checkpoint Software Technologies and the Tel-Aviv Stock Exchange. Mr. Chelouche is currently a board member of Aviv’s portfolio companies: MGVS, Briefcam, ScaleMP and Optimal Test.  Mr. Chelouche also previously served as Chairman of several public companies. Mr. Chelouche holds a B.A. degree in economics and statistics from Tel-Aviv University and an MBA degree from INSEAD, Fontainebleau, France.

Iris Avner has served as a director since June 2016 (until November 2016 as an external director, within the meaning of the Israeli Companies Law), and has served as a member of the Audit Committee since June 2016.  Ms. Avner served as a member of the Compensation Committee from June 2016 until October 2019.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, Ms. Avner served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy CEO of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, Ms. Avner served as Assistant Professor and external lecturer in the Executive MBA Program in Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israeli Discount Bank including Senior Credit Officer and Senior Economist.  Ms. Avner has served as a member of the board of directors of Israel Discount Bank since March 2018 and Amir Marketing and Investments in Agriculture since May 2017.  Ms. Avner has served as a member of the board of directors of Rotshtein Real Estate since August 2016 and served as a member of the board of directors of Brand Industries from August 2016 until August 2019.  Ms. Avner previously served on several boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. degree in accounting and economics from the Hebrew University of Jerusalem and an MBA degree from Tel Aviv University.

The Nomination Committee and the Board as a whole has considered Iris Avner’s external commitments, including her four other Board seats on publicly-listed companies. The Board noted that Iris Avner has no executive role and that three of these Board seats are on relatively small companies. Iris Avner’s external commitments have not impacted her attendance record to Board and Committee meetings at Tower.

Michal Vakrat Wolkin has served as Managing Director of Lear Innovation Ventures since January 2017 and on the Advisory Board of RACAH Nano Tech Fund of the Hebrew University of Jerusalem since 2019.  During 2014-2016, Ms. Wolkin served as Head of 3M R&D and from 2012 until 2014, she served as Technical Chair of the Night Rover Challenge of NASA/CleanTech Open.  Ms. Wolkin served as Director of Energy Storage Technologies in Better Place from 2008 until 2012, and from 2004 until 2008, she served as Member of Research Staff II at the Hardware system lab at Xerox PARC.  Ms. Wolkin received her B.Sc. degree in Chemical Engineering from the Technion - Israel Institute of Technology in Israel in 1996 and Ph.D. degree in Applied Physics and Materials Science from the University of Rochester, NY in 2000.  In 2003 until 2004, Ms. Wolkin did her Post-doctorate at the Electronics Materials Lab at Xerox PARC.

Avi Hasson serves as a partner with Emerge, a leading early stage venture capital firm. Mr. Hasson serves in several non-profit organizations, including as a director on the board of Sheba Medical Center at Tel Hashomer, SpaceIL and Israel Tech Challenge.  From January 2011 until July 2017, Mr. Hasson served as the Chief Scientist in the Ministry of Economy and Industry and as Chairman of the Israel Innovation Authority.  During 2000 until 2010, Mr. Hasson served as General Partner at Gemini Israel Funds, a top tier venture capital fund in Israel.  Prior thereto, Mr. Hasson held executive positions in product management, marketing and business development various telecommunication technology companies, including ECI Telecom, ECtel and Tadiran systems.  Mr. Hasson received his B.A. degree in Economics and Middle East studies from Tel-Aviv University in 1997 and M.BA. degree from Tel Aviv University in 2002.

As in previous years, the Board of Directors undertook a formal evaluation of its performance and an individual Board member assessment which were conducted internally at the end of 2019 with the results being discussed at the beginning of 2020. The outcome of the internal Board review concluded that the Board and its committees operate efficiently and effectively and that each director continues to contribute to the boardroom discussions and demonstrates commitment to the role. The Board of Directors discussed the ways in which the Board may play a more active role in the formulation of the Company’s strategy and contribute to the evaluation of new trends and impact the Company’s roadmap.

Further to the Company’s adoption of an Environmental, Social and Governance (“ESG”) program, the Company has placed substantial focus on governance matters involving the Board and its committees, among others, as well as social and environmental awareness and related activities.  These ESG initiatives are presented to the Board, disclosed on the Company’s website and internally communicated, including trainings, to ensure understanding, commitment and enthusiasm corporate wide.

Subject to their election at the Meeting and subject to approval of Proposals 6 and 7 at the Meeting, the directors shall receive the compensation set forth in Proposals 6 and 7 of this Proxy Statement.  In addition, if elected at the Meeting, the directors shall benefit from indemnification agreements entered into with each of them, in the form approved by the shareholders in August 2011, as well as from the Company’s directors’ and officers’ liability insurance, as in effect from time to time.

In 2019, the Board held a total of nine meetings, and average director attendance at Board and committee meetings was 96%.  Individual attendance is set forth in the table below:

	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nomination Committee Meetings
Amir Elstein	9/9	-	-	-
Russell C. Ellwanger	9/9	-	-	-
Kalman Kaufman	8/9	-	-	2/3
Alex Kornhauser	7/9	-	13/16**	-
Dana Gross	9/9	-	16/16	3/3
Ilan Flato	9/9	8/9	16/16	-
Rami Guzman	9/9	9/9	2/16***	3/3
Yoav Z. Chelouche	9/9	9/9	-	3/3
Iris Avner	9/9	7/9	14/16**	-

*	Michal Vakrat Wolkin and Mr. Avi Hasson, the new director nominees, are not included in the above table.

**
On October 28, 2019, the Board of Directors changed the committees’ membership.  Among such changes, Alex Kornhauser and Iris Avner left the Compensation Committee and therefore did not attend the meetings of the Compensation Committee held in November and December 2019.

***
On October 28, 2019, Rami Guzman was appointed chairman of the Compensation Committee.  Therefore, Rami Guzman attended only the last two meetings the Compensation Committee convened after his appointment.

If a properly executed proxy card does not give specific instructions with respect to the election of the directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby “FOR” the election of each of the director nominees named above.  If any such nominee is unable to serve (which event is not anticipated), the persons named as proxies in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

Each of the director nominees named above has attested to the Board of Directors and the Company that he/she meets all the requirements for election as a director of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

The election of each of the director nominees requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to the election of each such director.

The Board of Directors recommends that the shareholders vote “FOR” the election of each of the director nominees named above.

PROPOSAL 2
APPROVAL OF APPOINTMENT OF MR. AMIR ELSTEIN AS THE CHAIRMAN OF
THE BOARD OF DIRECTORS AND APPROVE HIS TERMS OF COMPENSATION

Pursuant to the Company's Articles of Association, our shareholders are required to appoint a member of the Board of Directors to serve as its Chairman. As in previous years, the Nomination Committee considered the important topic of succession planning across the business. The Nomination Committee is satisfied that adequate succession planning is in place for the Chairman of the Board as well as the Chief Executive Officer and senior management team. The Nomination Committee also monitors the length of tenure, skills and experience of the Board as a whole. Following discussion and review, the Board of Directors have nominated Mr. Amir Elstein to continue to serve as the Company’s Chairman of the Board of Directors until the next annual meeting of the shareholders or until his successor is duly appointed.

The Compensation Committee and Board of Directors have considered and determined that the terms of compensation currently provided to Mr. Elstein for service as the Chairman of the Board of Directors, which were initially approved by the Company’s shareholders in 2013 and are consistent with the Amended Compensation Policy (see Proposal 3), remain appropriate. Accordingly, the Compensation Committee and Board of Directors approved, subject to shareholder approval, that if reappointed at the Meeting, Mr. Elstein’s compensation for services as the Chairman, will continue to remain unchanged, and will continue to be capped at $600,000 per annum. Half of Mr. Elstein’s compensation will be paid in monthly cash installments of $25,000 (gross) each and will be subject to applicable withholding taxes, and the remaining half in time-vested restricted stock units (RSUs) of which one-third shall vest each year over the three year period following the date of grant and will be subject to applicable withholding taxes. In accordance with common practice, in the event that Mr. Elstein’s service as the Chairman of the Company is terminated for any reason other than for cause, including by way of resignation, prior to the second anniversary from the date of grant, since our Chairman has served on the Board of Directors for more than five years, all unvested RSUs shall be accelerated. If approved by shareholders at this Meeting, the grant date for such equity grant will be the date of approval by shareholders.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to appoint Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of shareholders and until his successor is duly appointed and approve the terms of his compensation in such capacity, as described in Proposal 2 of the Proxy Statement, in compliance with the Company’s Amended Compensation Policy.”

The approval of Proposal 2 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 3
APPROVAL OF AN AMENDED COMPENSATION POLICY FOR DIRECTORS AND
OFFICERS

The Company has adopted a compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law. Our Compensation Policy was first approved at a special general meeting held in September 2013. The Israeli Companies Law requires that the compensation policy be reviewed, assessed and approved at least every three years, or as otherwise required if the circumstances at which the compensation policy was approved have changed or for any other reason.  Accordingly, our Compensation Policy was reviewed and assessed by the Compensation Committee, and our current Compensation Policy was approved by the shareholders in June 2017 (the “Current Policy”).

Accordingly, our Compensation Committee conducted a periodic review of our Current Compensation Policy.  In light of the increased volume of business activities of the Company in terms of additional customer demand for products, development and business opportunities in specialized technologies in order to reach additional markets and regions, including the enhanced 300mm activities, as well the substantial increase in total balance sheet and total assets by more than 50% from $1.3 billion as of mid-2016 to $2.0 billion as of mid-2020 and a greater than two-times increase of shareholders’ equity from $0.56 billion in mid-2016 to $1.39 billion in mid-2020 and in view of the results of the benchmarking study detailed below, prepared by independent consultants with respect to both global and local peer groups (the “Benchmarking Studies”), our Compensation Committee concluded that it would be in the best interest of the Company to amend and restate our Current Compensation Policy, in the form attached to this Proxy Statement as Exhibit A (the “Amended Compensation Policy”).

The Company’s ownership structure has significantly changed and commencing 2016, no strategic or major shareholder holds more than 10% of the Company or any voting rights or shareholders’ agreements granting any special rights. In addition, over the last four years, more than two thirds of the Company’s daily trade is on NASDAQ while less than one third of its trade is on the TASE.  The Company is a global foundry player competing with peers located all over the world for market share and technologies, mostly in the United States and Far East, and also competing for retention of its key employees and hiring of new skilled and capable employee talent.

The Compensation Committee has always been attentive to shareholders’ sensitivities and will continue to do so in the future by monitoring and adjusting to market best practice. To this end, the Compensation Committee undertook the Benchmarking Studies to ascertain the positioning of the pay packages vis-à-vis the peers the Company competes with globally and locally.  This peer group consists of companies that are of similar nature of business, including semiconductor companies and other companies which compete with the Company for similar talent and human capital and companies that do business in the relevant geographical locations, as well as executives positioned at the appropriate benchmark compensation.

The benchmarking exercises were prepared by independent consultants and included a large peer group of companies in the United States, Israel (including Israeli companies listed for trading in Israel and in additional jurisdictions) and Europe in similar industries. The exercise showed that the base salary, total annual pay and equity incentives for the Company’s Chief Executive Officer were below the median of the U.S. benchmarked peer group, which the Compensation Committee considered needed adjusting to ensure the Company remains attractive and retentive.

When considering the proposed Amended Compensation Policy, the Compensation Committee and the Board of Directors considered various other factors, including the relevant provisions set forth in the Israeli Companies Law, the Company's long-term strategy, risk management approach, and the Company’s current size and nature of operations.  In addition, the Compensation Committee and Board of Directors took into account the office holder's potential contribution to achieving the Company’s long-term objectives and delivering sustained shareholder value.

The proposed changes set forth in the Amended Compensation Policy reflect changes in the Company over the past years and take into account growth plans, future strategic horizon and potential performance.  More specifically, the key changes introduced in the proposed Amended Compensation Policy are to:

(i)
update the “Executive Ratio” set forth in section 4.2, or the mix between fixed and variable compensation, of the (a) chief executive officer, to reflect certain proposed changes to his compensation package as well as changes to the equity cap set forth in the Amended Compensation Policy, and (b) executives other than the chief executive officer (the “Other Executive Officers”), to reflect recent changes to the composition of the Company’s management (e.g., a new U.S.-based executive who reports to the Chief Executive Officer whose salary is higher than that of the Other Executive Officers who are based in Israel), as well as changes to the equity cap set forth in the Amended Compensation Policy, all in order to allow compensation packages in future years to reflect Company growth, align to the Company’s peers per the Benchmarking Studies and reward the executive officers for excellent performance.  It is noted that the proportion of the performance-based stock units has increased over the past years to constitute more than half of the equity awards to be granted this year to the executive officers.

(ii)
in addition to annual objectives that are based on selected metrics that are clearly measurable and reflect Company performance, the annual bonus described in section 9.2 for the Other Executive Officers may include individual performance goals such as measurable goals in relation to the division or department that the Other Executive Officer  manages, and personal  development goals in order to provide the chief executive officer with additional discretion in the setting of annual goals and resulting bonus to his management team.

(iii)
with respect to the bonus criteria for the annual bonus described in section 9.3, (a) broaden ranges to account for the Company’s specific market/operating environment and allow for increased or reduced weighting based on the specific circumstances; and (b) include the customer support metric within the business, strategic and tactical metrics, rather than as a separate metric.

(iv)
similar to the entitlement of the Other Executive Officers for the “B” component of the cash bonus (i.e., the component that is based on performance evaluation) that has no minimal threshold as set forth in section 10.4, the personal development goals shall have no minimal threshold.  The bonus that may be granted to the Other Executive Officers for achieving the individual performance goals, such as measurable goals in relation to the division or department that the Other Executive Officer manages, may have a minimum threshold according to the chief executive officer’s discretion.

(v)
in order to provide the chief executive officer with more discretion to set annual bonus goals and resulting bonus to his management team, under the Amended Compensation Policy,  the chief executive officer shall be entitled to determine and approve the annual measurable objectives, individual and/or division or department performance goals and personal development goals for the Other Executive Officers, which if met shall entitle the Other Executive Officers to an annual bonus for his/her performance in such year, in which case the chief executive officer shall update and report to the Compensation Committee on such objectives and goals of the Other Executive Officers so established.

(vi)	in alignment with shareholder interests and best practice, sections 13.2 and 14.1 specify that performance-based stock units are included in the equity-based compensation that may be granted.

(vii)
increase in the annual cap of equity set forth in section 14.3 that may be granted to the chief executive officer and Other Executive Officers to align to the Company’s peer group on equity compensation.  More than half of such equity awards shall consist of performance-based stock units.  The cap on equity grants to the chief executive officer has not been increased since 2017.  The cap on equity grants to the Other Executive Officers has not been increased since the initial adoption of the Compensation Policy in 2013.  The Company takes a disciplined approach to managing dilution and the cap of 10% on aggregate equity-based compensation is maintained in the Amended Compensation Policy.

(viii)
reduce the grant of additional performance-based equity awards that may be awarded to the chief executive officer and Other Executive Officers, described in section 14.4, to a grant in the amount of up to two annual base salaries subject to the achievement of one or more long-term measurable goal(s), such as special operational, strategic, financial or business goals(s) that are challenging to attain within a three year period and are beyond the Company’s current ongoing activities, to be predetermined by the Compensation Committee and Board of Directors. This grant shall be fully vested upon achievement of the defined long-term goal(s) and may be granted only if no other such grant is outstanding.

(ix)	the mandatory exercise price of options was removed from the Company’s equity plan and, therefore, it was also removed from the Amended Compensation Policy.

(x)
add shareholding guidelines in section 14.8 for the Other Executive Officers and directors, similar to the shareholding guidelines that the Company adopted last year for the chief executive officer, in order to further align the interests of our executives and our shareholders.  The Other Executive Officers and directors will be required to own a minimum value that equals at least 50% of his/her respective annual base salary or Annual Fee (as defined in the Amended Compensation Policy), respectively, in Ordinary Shares of the Company. Each Other Executive Officer and director has five years from the date the Board approved such guideline to accumulate such minimum ownership, and during such period, the Other Executive Officers and directors must retain at least 20% of the vested time-based RSUs that may be granted from the date such guideline was approved, until such guideline is met.

(xi)	add clarification at the end of section 18 for avoidance of doubt, any payments excluding those required by law and equity awards under section E shall not exceed a cap of 24 months’ salary.

(xii)
increase the directors’ and officers’ liability insurance policy (“D&O Insurance”) coverage cap set forth in section 21 to up to $130 million in order to address the gap as compared to the Company’s peer group demonstrated by the Benchmarking Studies with respect to coverage in insurance policies for similar companies in the industry and to allow for increased coverage in accordance with the Company’s business growth, exposure, responsibilities and/or potential liabilities.  The current D&O Insurance coverage is $80 million, and the Company does not currently expect its coverage to increase to beyond $100 million in the next year. In addition, the Company has $35 million side “A” coverage, consistent with the Company’s Current Compensation Policy which is only for the benefit of the Company's directors and executive officers in situations where coverage under the D&O Insurance has been exhausted or is otherwise insufficient or unavailable.  In addition, following the June 2020 update to the ISA guidance with respect to D&O Insurance provisions in compensation policies, the D&O Insurance framework in a compensation policy is only required to stipulate maximum coverage and therefore, the disclosure with respect to the premium was removed from the Amended Compensation Policy.  In accordance with the Israeli relief regulations, in order to fall within this exemption, the D&O insurance must be on current market terms and not likely to have a material impact on the Company’s profitability, assets or liabilities.

(xiii)
amend the structure of the directors’ compensation, in alignment with global best practice as reflected in the Benchmarking Studies, to remove the Board participation (per meeting) fee.  Due to the change in structure and the removal of the participation (per meeting) fee, in addition to the annual fee, a committee membership fee of up to $6,000 annually and an additional fee of up to $3,000 annually for each committee chairperson were adopted.  In addition, for special activities that are performed under special circumstances, the Board shall have the right to compensate directors, in the amount of up to $2,000 per meeting. To the extent that the Board shall appoint an observer to any Board committee, each such observer shall be entitled to an annual fee of up $6,000.  The recommended changes are designed to enable us to appropriately incentivize and attract qualified members to the Board, while providing directors with consistent value and aligning the compensation of the directors with shareholder interests.

(xiv)
increase the annual cap for the value of the equity component to $150,000 on an annual basis, to each director (excluding the Chairman of the Board and the chief executive officer), to allow the Company to gradually align with the Benchmarking Studies targeting pay at least the median level of the Company’s peer group . The cap on the value of equity grants awarded to non-executive directors has not increased since 2017.  This year’s proposed annual director equity grant is in the value of $100,000, as set forth in Proposal 7.

If the Amended Compensation Policy is approved at the Meeting, then according to the Israeli Companies Law, the Amended Compensation Policy must be re-approved by shareholders within three years of such date, and shall be subject to periodic assessments by our Board of Directors in accordance with the Israeli Companies Law.

Under the Israeli Companies Law, the Amended Compensation Policy must be approved by the Compensation Committee, the Board of Directors and the shareholders by the Special Majority (in that order). Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the proposed Amended Compensation Policy, while taking into account the considerations, principles and provisions set forth in the Israeli Companies Law. To the extent not approved by shareholders, the Compensation Committee and the Board of Directors may nonetheless approve the Amended Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the Amended Compensation Policy, in the form attached as Exhibit A to the Proxy Statement.”

The approval of Proposal 3 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting through the Electronic System, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.  In addition, under the Israeli Companies Law, the approval of such proposal is also subject to the Special Majority.

Each shareholder voting in person at the Meeting or by means of the accompanying proxy card, voting instruction form, Internet or telephone, or through the Electronic System is requested to notify us whether or not he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his, her or its vote to be counted for the required majority with respect to this Proposal 3. If any shareholder casting a vote in connection with this Proposal 3 does not notify us whether or not he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote will with respect to this Proposal 3 will be disqualified.  For details regarding the meaning of “Personal Interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends that the shareholders vote “FOR” the approval of the foregoing resolution.

PROPOSAL 4
APPROVAL OF AN INCREASE IN THE BASE SALARY OF OUR CHIEF EXECUTIVE
OFFICER, MR. RUSSELL ELLWANGER

Mr. Russell Ellwanger has served as the Company’s Chief Executive Officer since May 2005.  Mr. Ellwanger has also served as a director since September 2016, and serves as Chairman of the Board of Directors of the Company’s subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., and Tower Semiconductor San Antonio, Inc.  Mr. Ellwanger also served as a director of the Company between May 2005 and April 2013.

Under the Israeli Companies Law, the terms of service of a chief executive officer and modifications to such terms of service, require the approval of the Compensation Committee, Board of Directors and (subject to limited exceptions) shareholders of the Company by Special Majority, in such order.

Our Compensation Committee and Board of Directors conducted a comprehensive review of the compensation of Mr. Ellwanger in accordance with the proposed Amended Compensation Policy and in comparison to the results of the Benchmarking Studies performed by the independent consultant, to ensure that his compensation components and total compensation remain aligned with the companies that the Company competes with for human capital and positioned at the appropriate benchmark compensation.

The Compensation Committee and Board of Directors are attentive to shareholders’ sensitivities by monitoring and adjusting the chief executive officer’s compensation terms to market best practice while ensuring that it maintains a competitive pay program for its executives that targets the achievement of strong performance to the Company’s shareholders.  The Compensation Committee and Board of Directors target a chief executive officer compensation level that is between the 50th and 75th percentile relative to the Company’s peer group.

Based on such review, the Compensation Committee and Board of Directors concluded that Mr. Ellwanger’s annual base salary should be increased from $780,000 to $819,000, effective upon shareholder approval and to be implemented from the beginning of the coming calendar year.  Mr. Ellwanger’s last salary adjustment was in 2018 and since then the Company had a substantial increase of 26% in shareholders’ equity from $1.10 billion in mid-2018 to $1.39 billion in mid-2020 with total balance sheet and total assets increase of 14% from $1.76 billion as of mid-2018 to $2.00 billion as of mid-2020. Mr. Ellwanger is a U.S. resident who relocated to Israel in 2005 to take the position as Chief Executive Officer of the Company. Mr. Ellwanger’s professional experience, skills and knowledge of all aspects of the semiconductor industry, including technical know-how, operational expertise and his customer, vendor and market familiarity, make Mr. Ellwanger unique in his capabilities and have allowed the Company to compete and succeed in gaining market share and improve its financial performance since the commencement of his employment.  It is the view of the Compensation Committee and the Board of Directors that Mr. Ellwanger's compensation should be competitive with the Company's global peer companies, many of which are located in the United States, where this proposed level of annual compensation is in line with the benchmark of the Company’s peer group companies as reflected in the Benchmarking Studies.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the increase in the annual base salary of Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 4 of the Proxy Statement.”

The approval of Proposal 4 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, holding Ordinary Shares representing in the aggregate to at least a majority of the votes actually cast with respect to such proposal.  In addition, under the Israeli Companies Law, the approval of such proposal is also subject to the Special Majority.

Each shareholder voting in person at the Meeting or by means of the accompanying proxy card, voting instruction form, Internet or telephone, or through the Electronic System is requested to notify us whether or not he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her or its vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection with this Proposal 4 does not notify us whether or not he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified.  For details regarding the meaning of “Personal Interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 5
APPROVAL OF THE AWARD OF EQUITY-BASED COMPENSATION TO OUR
CHIEF EXECUTIVE OFFICER, MR. RUSSELL ELLWANGER

Under the Israeli Companies Law, the terms of service of a chief executive officer, including the award of equity-based compensation, requires the approval of the Compensation Committee, Board of Directors and (subject to limited exceptions) shareholders of the Company by Special Majority, in such order.

As detailed in Proposal 4, the Compensation Committee and Board of Directors conducted a comprehensive review of the compensation of Mr. Ellwanger, our Chief Executive Officer, including his equity-based compensation, in accordance with the proposed Amended Compensation Policy and in comparison to the results of the Benchmarking Studies. See Proposal 4 for details of the Company’s compensation principles and considerations in reviewing the Mr. Ellwanger’s compensation terms.

After their evaluation and assessment, each of the Compensation Committee and the Board of Directors approved, subject to shareholder approval, an annual equity grant to Mr. Ellwanger in the value of 6.25 annual base salaries ($5,118,750 if Proposal 4 is approved at the Meeting or $4,875,000 if Proposal 4 is not approved at the Meeting), subject to the approval of the Amended Compensation Policy at the Meeting (see Proposal 3) comprised of 40% time-vested RSUs and 60% performance-based stock units (“PSUs”), as compared to last year’s equity grant which was comprised of 50% time vested RSUs and 50% PSUs.  If the Amended Compensation Policy is not approved at the Meeting, the value of the annual equity grant to Mr. Ellwager shall be equal to five annual base salaries, consistent with the Current Compensation Policy, and all other terms of the award shall remain the same.  One-third of the time-vested RSUs will vest at the end of each year over a three-year period from the date of grant. The performance measures set for the performance-based RSUs are “Net Profit” and “Cash from Operations,” each measure entitling Mr. Ellwanger to 50% of the total PSU grant. The PSUs will vest in three equal installments, one-third at the end of each year over a three-year period from the date of grant following the attainment of performance targets with equal weighting. These two performance measures are reported within our annual financial statements, which are prepared in accordance with U.S. GAAP, and best reflect our performance results derived from our strategy to expand our served markets, increase our higher margin manufacturing mix and maintain a leading position in the specialty analog semiconductor industry. The date of grant for the abovementioned awards shall be the date of shareholders’ approval at the Meeting.

The terms of the proposed equity grant is in accordance with the equity plan of the Company and is in compliance with the proposed Amended Compensation Policy (see Proposal 3), as it remains below the approved maximum amount that may be granted to the chief executive officer, is in line with the ratio between the fixed and variable compensation components of the chief executive officer, and is consistent with the need to link the chief executive officer's compensation and performance targets, which are aligned with the Company's business strategy and with the responsibilities and duties to be performed by the chief executive officer.  Furthermore, the aggregate amount outstanding of all equity-based compensation grants at any time to all directors and employees, including the chief executive officer, continue to be well below 10% of the Company’s share capital on a fully diluted basis, as per the proposed Amended Compensation Policy.

In addition, subject to the approval of and in accordance with the proposed Amended Compensation Policy, our Compensation Committee and Board of Directors shall be entitled to award Mr. Ellwanger, from time to time, a performance-based equity award, the value of which shall be up to two annual base salaries and shall vest subject to the achievement of one or more special goals, such as operational, strategic, financial or business goal(s) that are challenging to attain within a three year period and are beyond the Company’s current ongoing activities, to be pre-determined by the Compensation Committee and Board of Directors. This performance-based equity award may be granted to Mr. Ellwanger only if no other such award is outstanding and in accordance with the Company’s compensation policy in effect at such time.

In order to further align the interests of our executives and our shareholders, last year the Compensation Committee adopted a stock ownership guideline whereby the chief executive officer is required to own a minimum value that equals at least three times of his annual base salary in ordinary shares of the Company. Mr. Ellwanger has five years from the date the Board approved such guideline last year to accumulate the minimum stock ownership, and during such period, Mr. Ellwanger must retain at least 20% of the vested time-based RSUs that may be granted from the date such guideline was approved last year, until the minimum holding is met.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED to approve the award of equity-based compensation to Mr. Russell Ellwanger, our Chief Executive Officer, as described in Proposal 5 of the Proxy Statement.”

The approval of Proposal 5 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate to at least a majority of the votes actually cast with respect to such proposal. In addition, under the Israeli Companies Law, the approval of such proposal is also subject to the Special Majority.

Each shareholder voting in person at the Meeting or by means of the accompanying proxy card, voting instruction form, Internet or telephone or through the Electronic System is requested to notify us whether or not he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her or its vote to be counted with respect to this Proposal 5.  If any shareholder casting a vote in connection with this Proposal 5 does not notify us whether or not he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified. For details regarding the meaning of “Personal Interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 6
APPROVAL OF AMENDED TERMS OF COMPENSATION FOR EACH OF THE
MEMBERS OF THE BOARD OF DIRECTORS (OTHER THAN MR. AMIR ELSTEIN
AND MR. RUSSELL ELWANGER)

Under the terms of the Company’s Current Compensation Policy and proposed Amended Compensation Policy, the members of our Board of Directors are entitled to an annual fee of up to $60,000 and to reimbursement for reasonable travel expenses.  According to the approval of our shareholders at the 2019 annual general meeting, we pay each of our directors (other than our chief executive officer, who also serves as a director, whose proposed compensation is detailed in Proposals 4 and 5, and the chairman of our Board of Directors, whose proposed compensation is detailed in Proposal 2), an annual fee of approximately $40,000; and per meeting fees of approximately $1,000, as well as reimbursement for reasonable travel and other expenses in accordance with our policies. In connection with the comprehensive compensation review that was conducted, our Compensation Committee and Board of Directors determined it would be appropriate to amend the structure of the directors’ compensation to replace the participation (per meeting) fee with an amended fixed annual fee, in alignment with the Benchmarking Studies. The Compensation Committee and Board of Directors target a compensation level that is competitive relative to the Company’s peer group. Accordingly, each of the Compensation Committee and the Board of Directors have approved, and the Board of Directors recommends that, subject to their appointment as directors pursuant to Proposal 1, the directors (other than Mr. Amir Elstein and Mr. Russell Ellwanger, whose compensation is separately addressed in Proposals 2 and 4, respectively) shall be entitled to an annual fee in the amount of $52,500 and reimbursement for travel expenses, which shall remain the same as currently in effect, provided it is in accordance with the Company's travel reimbursement policy for directors. In addition due to the change in the director compensation structure and the replacement of the participation (per meeting) fee with an amended fixed annual fee, consistent with the proposed Amended Compensation Policy, our Compensation Committee and Board of Directors approved, subject to shareholder approval, a committee membership fee of up to $6,000 annually r and an additional fee of up to $3,000 annually for each committee chairperson.  In addition, for special activities that are performed under special circumstances, the Board shall have the right to compensate directors, in the amount of up to $2,000 per meeting. In addition, to the extent that the Board shall appoint an observer to any Board committee, each such observer shall be entitled to an annual fee of up $6,000.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, subject to their appointment as directors under Proposal 1, to approve amended terms of compensation for each of the members of our Board of Directors (other than Amir Elstein and Russell Ellwanger), as described in Proposal 6 of the Proxy Statement, in compliance with and subject to the approval of the Amended Compensation Policy.”

The approval of Proposal 6 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, holding Ordinary Shares representing in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 7
APPROVAL OF AN EQUITY GRANT TO THE MEMBERS OF OUR BOARD OF
DIRECTORS (OTHER THAN MR. AMIR ELSTEIN AND MR. RUSSELL ELWANGER)

In compliance with and subject to approval of the Company’s Amended Compensation Policy, the Company may offer equity-based compensation in the form of time-vested RSUs to its directors, in accordance with the Company’s equity-based compensation policies and programs in place from time to time.

Subject to their appointment as directors under Proposal 1 above and subject to approval of the proposed Amended Compensation Policy, the Compensation Committee and Board of Directors resolved to recommend to the shareholders to approve a grant to each of the members of the Board of Directors (other than to the Chairman of our Board of Directors, Amir Elstein and our Chief Executive Officer, Russell Ellwanger) of time-vested RSUs in a value of $100,000, which is well below the peer group’s compensation data provided in the Benchmark Studies and the proposed cap in the Amended Compensation Policy, to each such director, to reduce the gap of the Company’s directors equity grant as compared to that of directors in the Company’s peer group as set forth in the Benchmark Studies.  The Compensation Committee and Board of Directors target a compensation level that is competitive relative to the Company’s peer group.  The RSUs shall vest over a two-year period, with 50% vesting at the end of the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.  If approved by shareholders at this Meeting, the grant date for such equity grant to each director will be the date of approval by shareholders.  The equity grant to the directors has not been increased since 2017. In addition, in accordance with the proposed Amended Compensation Policy, the Directors will be required to own a minimum value that equals at least 50% of his/her respective Annual Fee (as defined in the Amended Compensation Policy), respectively, in ordinary shares of the Company. Each Director has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the Director must retain at least 20% of the vested time-based RSUs that may be granted from the date this guideline was approved, until the guideline is met.

In accordance with common practice, in the event any such director’s service with the Company is terminated for any reason other than for cause, including by way of resignation, prior to the second anniversary from the date of grant, (i) if such director has served on the Board of Directors for five years or more, all unvested RSUs shall be accelerated; and (ii) if such director has served on the Board of Directors for less than five years, 50% of all unvested RSUs shall be accelerated.

The terms of the equity grants shall be in accordance with the Company's proposed Amended Compensation Policy and the applicable equity plan of the Company.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, subject to their appointment as directors under Proposal 1 and subject to approval of the Amended Compensation Policy, to approve the proposed equity grant to each of the members of our Board of Directors (other than Amir Elstein and Russell Ellwanger), as described in Proposal 7 of the Proxy Statement, subject to approval of the Amended Compensation Policy.”

The approval of Proposal 7 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 8
APPROVAL OF THE APPOINTMENT
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, to serve as the Company's independent registered public accountants for the year ending December 31, 2020 and for the period commencing January 1, 2021 and until the next annual shareholder meeting.

Following an effectiveness review, the Audit Committee concluded that Brightman Almagor Zohar & Co remained independent and objective in their role as external auditor. Furthermore, the Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee of the Board of Directors shall determine the remuneration of Brightman Almagor Zohar & Co. in accordance with the volume and nature of its services.

The fees paid to Brightman Almagor Zohar & Co. for its audit and non-audit services for the 2019 financial year were disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Commission on April 30, 2020 and shall be reported to our shareholders at the Meeting upon request.

It is therefore proposed that at the Meeting, the following resolution be adopted:

 “RESOLVED, that the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, , as the independent public registered accountants of the Company for the year ending December 31, 2020 and for the period commencing January 1, 2021 and until the next annual shareholders’ meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of its services, is hereby approved.”

The appointment of Brightman Almagor Zohar & Co. as the independent public accountants of the Company and the authorization of the Audit Committee to determine such auditors’ remuneration require the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares amounting in the aggregate at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

REVIEW AND DISCUSSION OF THE COMPANY'S CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's consolidated financial statements as of December 31, 2019 and for the year then ended. This Item will not involve a shareholder a vote.

Our audited consolidated financial statements for the year ended December 31, 2019, which form part of our annual report on Form 20-F for the year ended December 31, 2019, filed with the Commission on April 30, 2020, are available on the Company's website at www.towersemi.com under “Investors” or through the Commission’s website at www.sec.gov or through the website of the ISA at www.magna.isa.gov.il. Copies will also be mailed to shareholders upon request sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we file reports and other information with the Commission. As a foreign private issuer, all documents which were filed after November 4, 2002 on the Commission's EDGAR system are available for retrieval on the Commission's website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings are also available to the public on  their respective websites at www.magna.isa.gov.il and www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  The circulation of this Proxy Statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the “Israeli Securities Law”), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel August 3, 2020

Exhibit A
COMPENSATION POLICY

TOWER SEMICONDUCTOR LTD.

Compensation Policy for Executive Officers and Directors

A. Overview and Objectives

1.	Introduction

This document sets forth the compensation policy for Executive Officers and Directors (both as defined herein) of Tower Semiconductor Ltd. ("Tower" or the "Company"), in accordance with the requirements of the Companies Law (this "Compensation Policy" or "Policy").

Compensation is a key component of Tower’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance Tower's value and otherwise assist Tower to reach its business and financial long term goals. The Policy is designed to provide the Compensation Committee and Board of Directors the tools and mechanisms to incentivize the Executive Officers and promote the Company’s growth plans.  Accordingly, the structure of this Policy is established to tie the compensation for each Executive Officer to Tower's goals and performance.

This Compensation Policy will be in effect for a period of three (3) years from the date the Policy is duly approved under the Companies Law.

The Compensation Committee and the Board of Directors of Tower shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

In setting the compensation of the Executive Officers and Directors, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive Officer or Director;

•	the Executive Officer or Director's position, responsibilities and prior compensation arrangements;

•	compensation data for comparably situated executives at peer companies, including companies in the industry and/or geographic market;

•	data of other senior executives of the Company;

•	macroeconomic environment;

•	Company's own performance;

•	the Executive Officer or Director's expected contribution to the Company’s future growth and profitability;

•
the relationship between the compensation paid to the Executive Officer or Director and the average and median compensation of the Company’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

2.	Objectives

Tower’s objectives and goals in setting this Compensation Policy are to maintain competitiveness by attracting, motivating and retaining highly talented and experienced personnel with the necessary capabilities to promote creativity and manage global operations. These abilities are critical to Tower's long-term success in order to provide leadership, and enhance shareholder value, while supporting a performance culture that is based on merit, motivates individuals to perform at their highest level, differentiates and rewards excellent performance, and recognizes Tower's values.  Due to Tower's unique position as an Israeli company with a global footprint, it aims to adopt compensation policies and procedures that match global companies of similar complexity, including semiconductor companies and other companies which compete with Tower for similar talent, and companies in the relevant geographical location, while complying with applicable local laws and customs as well. Executive Officers’ or Directors’ total compensation may deviate from target level where required to attract or retain individuals or reflect their respective characteristics or performance.

To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers and Directors with those of Tower’s shareholders in order to enhance shareholder value;

2.2.	To provide the Executive Officers and Directors with a structured compensation package, including competitive salaries and performance-based cash and equity incentive programs;

2.3.	To maintain and increase the level of motivation and ambition and promote for each an opportunity to advance in a growing organization and strive for excellence;

2.4.	To provide appropriate awards for superior individual and corporate performance;

2.5.	To improve the business results and increase income and profitability over time; and

2.6.	To support the implementation of the Company's business strategy.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

3.1.	Base salary;

3.2.	Benefits and perquisites;

3.3.	Performance-based cash bonuses;

3.4.	Equity based compensation; and

3.5.	Retirement, termination and other arrangements.

4.	Ratio between variable and fixed compensation

4.1.
 This Policy aims to optimize the mix of Fixed Compensation and Variable Compensation  (both as defined herein) in order to, among other things, appropriately incentivize Executive Officers to meet Tower's goals while considering Tower's management of business risks.

4.2.
 As a rule, the total of the Variable Compensation to be given to an Executive Officer over a calendar year relative to the Fixed Compensation shall not exceed the “Executive Ratio” which shall be 8.0 for the CEO and 6.25 for Other Executive Officers. The Executive Ratio is calculated based on the following assumptions: (i) maximal possible payments that may be made to Executive Officers under the Variable Compensation covered by this Policy (bonuses and equity); (ii) any CEO relocation related reimbursement expenses included under Fixed Compensation and assuming no relocation expenses for any Other Executive Officer; and (iii) excluding any potential sign-on bonuses for new hires.  The variable component in regard of the equity compensation reflects the annual amortization over the vesting period.

5.	Inter-Company Compensation Ratio

In the process of composing this Policy, the possible ramifications of the Employee Ratio on the work environment in Tower were examined in order to ensure that levels of executive compensation, as compared to the overall workforce, will not have a negative impact on work relations in Tower.

B. Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, place of residence, prior business experience, qualifications, specializations, situation, role, business responsibilities and achievements of the Executive Officer and the previous salary arrangements therewith.

6.2.
Since a competitive base salary is essential to Tower's ability to attract and retain highly skilled professionals, Tower will seek to establish and maintain base salaries that are based on competitive market analyses.  The comparative peer group will include direct competitors, or companies that operate in similar industries, with similar market capitalization, enterprise value, and/or revenues, active in similar geographic locations.

7.	Benefits and Perquisites

7.1.	Executive Officers will be entitled to benefits stated as such by relevant law and best practice for peer companies.

7.2.
Executive Officers may also be entitled to additional benefits, taking into consideration their rank, seniority in the territory they reside in, market and local practice and legislation. Such additional benefits, which shall be subject to approval of the Compensation Committee and the Board of Directors, may include, inter alia, annual vacation, sick leave, medical insurance, allocations to pensions, long term disability,  contribution to an education fund (up to the maximum allowable by law), car expenses, contribution to managers' insurance, cellular phone and laptop computer, as well as taxes and expenses which may be incurred in relation to such benefits being borne by the Company.

7.3.
In addition, when relevant, and subject to approval of the Compensation Committee and the Board of Directors, Executive Officers may be entitled to relocation related expenses and benefits until termination, including housing costs, family flights and related repatriation costs, which shall not exceed $280,000 on an annual basis.

C.  Cash Bonuses

8.	Sign-on Bonus

8.1.	For purposes of attracting high quality personnel, Tower may offer an Executive Officer a sign-on bonus as an incentive to join the Company.

8.2.
The sign-on bonus may be comprised of cash and/or equity and shall not exceed an amount equal to the Executive's Officer's annual base salary. Any equity based compensation to be granted as part of a sign-on bonus shall be subject to the vesting and expiration periods, as well as the other terms with respect to equity set forth in Section 14 below.

8.3.
The sign-on cash bonus will be paid half on signing the employment contract and half will be paid on the second anniversary from the signing date, subject to continued employment with Tower during said two year period.   In the event the employee resigns or is terminated for cause before the end of said two (2) year period, the first half of said cash bonus may be clawed back and repaid to the Company.

9.	Annual Bonus - The Objective, Components and Threshold

9.1.
 Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers' compensation with Tower's objectives and business goals in the long-term, such that both individual performance and overall company success are rewarded.

9.2.
Tower's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set annual measurable objectives and personal performance, which are set in the first quarter of the year, and include minimum thresholds for performance, as well as individual and/or division/department performance goals and personal development goals for Other Executive Officers.

9.3.
A pre-defined mechanism will include bonus criteria based on the following components, with the weight (in percentage terms) of each group of measures as a portion of the annual criteria as set out below:

A = Corporate MBO Score (as defined herein) that is calculated in any year based on Tower financial/operational/strategic measures (subject to bonus threshold criteria), such as the criteria specified below, which score can range from 0 to 1.5.  Each measure has 3 points: threshold, base and maximum.

◾	Financials metrics: 30-70%, including categories such as:
–	Revenue
–	EBITDA
–	Cash balance
–	Net profit
–	Specific annual balance sheet cap-table related metrics, focused on increasing shareholders' value, such as balance sheet ratios, refinancing, restructurings.
◾	Business - Strategic & tactical : 15-50%, including categories such as:
–	Existing customers and revenue funnel which is the base for the following years' revenue growth
–	Business Units major strategic programs
–	Specific M&A targets
–	Annual specific major tactical customer driven activities
–	Customer support, including categories such as top customers scorecards feedback

◾	Operations : 10-40%, including categories such as:
–	Cost
–	On time delivery
–	Quality
–	Other measurable manufacturing indices
–	Safety
–	Annually specific activities (such as capacity increase)
◾	HR: 5-15%, including categories such as:
–	Employee turnover
–	Talent programs' success
–	Employees' satisfaction

B = score granted to the Executive Officer after an evaluation of his/her individual performance, considering the position of the Executive Officer and the contribution of the Executive Officer to the achievement of the Company's targets. The B score will result in a bonus (not subject to the bonus threshold) as described below.

9.4.
General bonus threshold –if the Corporate MBO Score is less than the applicable score set forth in Section 10 below, no bonus will be granted for the “A” component of the Corporate MBO Score in such year.

10.	The Formula

10.1.
The annual bonus will be based on the measurable objectives of the Company as described above. Such measurable criteria will be determined for each fiscal year as a function of the annual operating plan that is approved by the Board of Directors before the end of the first quarter of each year, and will include financial, operational and strategic measures, on the basis of the balance between long term and short term considerations.

10.2.	The annual bonus of the CEO will be calculated using the below formula:

CEO monthly actual base salary x [A + B] = Total Payout

For the "A" component applicable to this Section 10.2, after meeting the minimum threshold which enables a bonus, multiple sections (financial/operational/strategic measures) will have individual weights and criteria, with the weight (in percentage terms) of each measure as a portion of the annual criteria, such that the total "A" component of the bonus shall be set at 7.5 months, 15 months and 21 months of the CEO’s monthly base salary for "A" scores of 0.7, 1.0 and 1.3, respectively.  Between each two of the abovementioned scores, the "A" component shall be calculated linearly based on the Corporate MBO Score.  The maximum bonus amount under the "A" component is capped at 21 months of the CEO's monthly base salary for any "A" score of 1.3 or above.

For the "B" component, a bonus with an annual cap of 3 monthly base salaries may be granted according to the chairman of the board of director's recommendation in regard to an evaluation of the CEO's individual performance, and subject to Compensation Committee and Board of Directors approval.

The minimum threshold for the entitlement of the CEO to receive the bonus under the "A" component is a weighted average Corporate MBO Score of 0.7.  The entitlement for the "B" component of the cash bonus has no minimal threshold.

10.3.	The annual bonuses of Other Executive Officers will not exceed the Executive Maximum Amount, subject to the Executive Ratio described in 4.2 above.

10.4.
The minimum threshold for the entitlement of the Other Executive Officers to receive the bonus under the "A" component is a weighted average Corporate MBO Score of 0.65.  The entitlement for the "B" component of the cash bonus has no minimal threshold. Achievement of the individual and/or division/department performance goals and personal development goals of the Other Executive Officers may have a minimum threshold according to the CEO’s discretion.

10.5.
The Compensation Committee and Board intend to review, discuss and approve management recommendation for the specific Corporate MBO objectives which recommendation shall be made in the first quarter of each fiscal year with respect to such year, and which if met shall entitle the Executive Officers to an annual bonus for his/her performance in such year. Notwithstanding the foregoing, the CEO shall be entitled to determine and approve the annual measurable objectives, individual and/or division/department performance goals and personal development goals for the Other Executive Officers, which if met shall entitle the Other Executive Officers to an annual bonus for his/her performance in such year, in which case the CEO shall update and report to the Compensation Committee on such objectives and goals of the Other Executive Officers so established.

11.	Special bonus for special achievements

11.1.
Executive Officers may receive a special bonus for substantial achievements on special transactions that are unexpected when determining the Company's annual MBO plan as defined below, following recommendation and approval of the Compensation Committee and Board. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and granted only in situations where it is warranted as described below.

Special transactions shall include M&A Transactions (defined below) with financial or strategic parties as well as transactions in which third parties enter into binding agreements pursuant to which they undertake to invest in the Company or its subsidiaries, new business models/joint development projects, customer financed large technology and new technology entrance, equity or debt financing, restructure the Company's debt or which include a “take or pay” commitment or which transaction includes a “pre-payment” basis.

11.2.	Such special bonus shall not exceed the amount of four (4) monthly salaries of each applicable Executive Officer and the entitlement for this bonus has no minimal threshold condition.

12.	Compensation Recovery ("Clawback")

12.1.
In the event that an Executive Officer was paid any compensation based on erroneous data which is later restated in the Company’s financial statements within a period of three (3) financial years prior to the date of the correction, the Company shall be entitled to recover from such Executive Officer any compensation in the amount of the excess of the compensation that the Executive Officer received over what he/she should have been paid on the basis of the restated financial statements.

12.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

12.3.	The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

D. Equity Based Compensation

13.	The Objective

13.1.
The equity based compensation for Tower's Executive Officers and Directors is designed in a manner consistent with the underlying Policy objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers' and Directors’ interests with the long term interests of Tower and its shareholders, and to strengthen the retention and the motivation of Executive Officers and Directors in the long term. In addition, since equity based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.2.
 The equity based compensation offered by Tower is intended to be in a form of stock options, restricted stock units (RSUs), performance based stock units (PSUs) and/or other equity forms, in accordance with the Company’s equity based compensation policies and programs in place from time to time.

13.3.	Total outstanding equity based compensation awarded by the Company at any time shall not be in excess of 10% of the Company’s share capital on a fully diluted basis.

14.	General guidelines for the grant of equity based awards

14.1.
The equity based compensation, comprised of options and/or RSUs and PSUs, shall be granted as either an annual grant and/or from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, specializations, role, personal responsibilities and achievements of the Executive Officer and the previous salary arrangements therewith.

14.2.
As a general policy, options for Tower's Executive Officers shall gradually vest per passage of time over a period of 3 years (or more) and the RSUs shall be time and/or performance based vesting.  There shall be no vesting before the end of the first year from date of grant.

14.3.
The CEO may be granted equity, more than half of which shall be PSUs, annually at a value calculated based on the Equity Calculation Model which shall not exceed eight annual base salaries.  Each Other Executive Officer may be granted equity, more than half of which shall be PSUs, annually at a value calculated based on the Equity Calculation Model which shall not exceed four annual base salaries of such Other Executive Officer.

14.4.
Since the Company strives and targets growth to enhance shareholders’ value and special leadership is required for successful execution, additional performance based equity awards at a value calculated based on the Equity Calculation Model, which shall not exceed 2.0 annual base salaries may be provided to the CEO and Other Executive Officers subject to the achievement of one or more long term goals, such as special operational, strategic, financial or business goals(s) that are challenging to attain within a three year period and are beyond the Company’s current ongoing activities, to be predetermined by the Compensation Committee and Board of Directors. For such awards, the Compensation Committee will provide the rationale for the use thereof in its recommendation to the Board of Directors for approval.  This additional grant shall fully vest upon achievement of the defined long term goal(s) and may be granted only if no other such grant is outstanding.

14.5.
The exercise price of options granted to the Executive Officers and Directors shall be equal to the arithmetic average closing price of Tower's shares, as quoted on the NASDAQ market (or if Tower's shares will not be traded on NASDAQ, the Tel-Aviv Stock Exchange or any principal national securities exchange upon which Tower's shares are listed or traded) for the 30 trading days prior to the date of grant.

14.6.
The expiration of options granted to the Executive Officers shall be seven (7) years from date of grant.  There shall be accelerated vesting of all equity awards granted to Executive Officers and Directors (including outstanding, current and future equity grants, including performance based stock unit grants), in the event of their death, allowing the exercise of such vested equity, as applicable, in accordance with the terms of the applicable equity plan governing it.

14.7.	Equity may be granted under the existing Employee Share Incentive Plans of the Company and/or any new plans governing equity based awards upon such plans becoming effective.

14.8.	Shareholding guidelines – In order to further align the interests of our Executive Officers, Directors and our shareholders, the Company has adopted the following stock ownership guidelines:

14.8.1.
The CEO will be required to own a minimum value that equals at least 3 times of the CEO’s annual base salary in ordinary shares of the Company. The CEO has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the CEO must retain at least 20% of the vested time-based RSUs that may be granted from the date this guideline was approved, until the guideline is met.

14.8.2.
The Other Executive Officers will be required to own a minimum value that equals at least 50% of his/her respective annual base salary in ordinary shares of the Company. Each Other Executive Officer has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the Other Executive Officer must retain at least 20% of the vested time-based RSUs that may be granted from the date this guideline is approved, until the guideline is met.

14.8.3.
The Directors will be required to own a minimum value that equals at least 50% of the Annual Fee (as defined below) in ordinary shares of the Company. Each Director has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the Director must retain at least 20% of the vested time-based RSUs that may be granted from the date this guideline is approved, until the guideline is met.

E. Retirement, Termination and Other Arrangements

15.	Advance notice

Tower shall provide an Executive Officer a prior notice of termination of up to six (6) months but not less than three (3) months (unless termination is for cause), during which the Executive Officer shall be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity based compensation.  Executive Officers shall provide Tower a prior notice of resignation of at least three (3) months.  During this advance notice period, at Tower's discretion, the Executive Officer may be requested to remain on Tower's payroll and provide services to Tower.  During this period, the Executive Officer shall be paid his/her base salary and benefits and may be entitled to a partial or full annual bonus, based on the actual period of service or employment of the Executive Officer within this period, and based on Tower's performance during the period, the contribution of the Executive Officer to achieving Tower's targets and its profits and the circumstances of the termination.

16.	Severance Pay

16.1.
Upon resignation, Executive Officers who are Israeli employees shall receive severance pay according to article 14 of the Israeli Severance Pay Law 5723-1963. All other employees shall receive severance pay according to their local labor laws.

16.2.
Upon dismissal, Executive Officers who are Israeli employees may receive severance pay equal to his/her last monthly base salary multiplied by the number of years employed by Tower. All other employees shall receive severance pay according to their local labor laws.  The total amount paid to the Executive Officers shall not exceed an amount of twenty-four (24) monthly base salaries, subject however to any amounts which would have to be paid to Executive Officers in accordance with the local labor law.

17.	Change of Control

In connection with a corporate transaction involving a Change of Control and subject to the Termination Upon Change of Control (both terms as defined in the employment agreement of the relevant Executive Officer), the CEO may be entitled to an amount equal up to one (1) annual base salary and acceleration of all unvested equity and the Other Executive Officers may be entitled to an amount equal up to nine (9) months' base salary and acceleration of all unvested equity.

Tower may amend the employment agreements of its CEO and Executive Officers to include Change of Control Provisions in line with this Section 17, subject to the receipt of the corporate approvals as required by applicable law.

18.	Retirement and Termination Benefits

The CEO shall be paid a termination grant upon termination of his/her employment with Tower, provided that he/she is employed with Tower full time for at least 3 years.  Such termination grant shall be in an amount up to a lump sum of twelve (12) monthly base salaries without benefits.  The amount granted shall take into consideration the period of employment with Tower, his/her service and employment conditions in the course of said period, Tower's performance during the period, the contribution of the CEO to the achievement of Tower's targets and its profits and the circumstances surrounding the termination of employment.

All additional retirement and termination benefits granted in this section hereunder shall be based on the actual period of service or employment of the Executive Officer within this period, and based on Tower's performance during the period, the contribution of the Executive Officer to achieving Tower's targets and its profits and the circumstances of the termination.

For avoidance of doubt, any payments excluding those required by law and equity awards under this section E shall not exceed a cap of 24 months’ salary.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Tower shall exempt its Directors and Executive Officers from the duty of care to the maximum extent permitted by law.

20.	Indemnification

Tower shall indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Exemption and Indemnification Agreement between such individuals and Tower, all subject to applicable law.

21.	Insurance

Tower shall provide "Directors and Officers Liability Insurance" (the "D&O Insurance") for its Directors and Executive Officers to the maximum extent permitted by applicable law.

The Company shall be entitled to procure and enter into D&O Insurance (including for specific events and activities, such as public offerings insurance, and including run-off insurance), which may apply to all Directors and Executive Officers of the Company and directors and officers of its subsidiaries, who shall serve from time to time (including, for the avoidance of doubt, Directors and/or Executive Officers who are controlling shareholders and/or serve as directors or officers of a controlling shareholder and/or a controlling shareholder has a personal interest with respect to such directors or officers), whether by the acquisition of a new D&O Insurance or the extension, renewal or replacement of any D&O Insurance, whether for one insurance period or a number of insurance periods, and the D&O Insurance coverage shall be determined from time to time, among other things, according to the scope and area(s) of the Company’s activities and the risk involved in being a public company.

Notwithstanding the foregoing, subject to applicable law, the acquisition, extension, renewal or replacement of D&O Insurance may be approved solely by the Compensation Committee (and the approval of the Board of Directors and shareholders shall not be required), provided that the maximum aggregate limit of liability pursuant to the D&O Insurance shall be not more than US$130 million per claim and in the aggregate for each D&O Insurance period and, in addition, not more than US$35 million only for the benefit of the Company's Directors and Executive Officers in situations where coverage under the D&O Insurance has been exhausted or is otherwise insufficient or unavailable (Side “A” coverage) per claim and in the aggregate for each D&O Insurance period, and provided that all other requirements required by applicable law have been met.

G. Board of Directors Compensation

22.	Remuneration

The members of Tower's board may be entitled to remuneration and refund of expenses as follows:

•	An annual fee to be capped at up to $60,000 (the “Annual Fee”).

•	Committee fees in addition to the Annual Fee up to a cap of $6,000 annually to each committee member.

•	Each committee chairperson shall be entitled to an additional fee up to a cap of $3,000 annually.

•	Notwithstanding the above, the Board shall have the right to compensate Directors for special activities that are performed under special circumstances in the amount of up to $2,000 per meeting.

•	To the extent that the Board shall appoint an observer to any Board committee, each such observer shall be entitled to an annual fee of up $6,000.

•	Reasonable travel expenses in accordance with the Company's travel reimbursement policy for directors.

In addition, the members of Tower's Board may be granted equity based compensation annually at a value as calculated based on the Equity Calculation Model which shall vest over a period of up to 3 years, and shall not exceed, with respect to each Director, $150,000, subject to applicable law and regulations.  The exercise price of options and expiration of equity awards shall be as set forth in Section 14 above.

In connection with a corporate transaction involving a Change of Control, the Chairman of the board and directors may be entitled to acceleration of all unvested equity.

The Chairman of the board may be entitled to cash and/or equity based remuneration which in the aggregate that shall not exceed $600,000 on an annual basis together with reimbursement of expenses in accordance with Tower's policy, as approved by the Compensation Committee and Board of Directors.

Definitions:

The following terms in this Policy have the meaning as set forth below:

"Companies Law" means the Israeli Companies Law 5759-1999.

“Corporate MBO Score” means the weighted average of all of the measures described in the A component in the annual bonus formula.

“Directors” means members of the board of directors of Tower serving in such capacity from time to time.

“Employee Ratio” means the ratio between the cost of the overall compensation of the Executive Officers and the salary cost (as defined in the Companies Law) of the other employees of Tower, and specifically the average and median total salary cost (as defined in the Companies Law) of the other employees of Tower (for purposes of this definition, “other Employees of Tower” includes employee-contractors and agency contractors, as such term is defined in the Companies Law, if any).

“Equity Calculation Model” means the fair market value of the equity based compensation for the Executive Officers and Directors which will be determined at the time of grant according to the Black and Scholes model, binomial model or any other best practice or commonly accepted equity based compensation valuation model as calculated in the actual award, when such award is approved by the Compensation Committee and Board of Directors.

“Executive Officers” means "Office Holders" as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, Tower's Directors.

“Executive Maximum Amount” means 0.12% of the authorized share capital NIS par value as of the date hereof.

“Fixed Compensation” means the base salary and any other payment in  respect  of  the  holding  of  an  office  or  employment  that  does  not  depend  on variables that are unknown at the time the payment is determined, such as social  benefits and perquisites,  payments in respect of a provident fund, pension, severance pay, annual vacation, continuing  education  fund,  loss-of-work-capacity  insurance,  National Insurance  contributions  (the  employer’s  contribution),  relocation expenses, convalescence  pay,  car expenses,  cell phones,  Internet  services,  vacation,  holiday  gift,  as  well  as grossing up in respect of a car and in respect of  cell phones.

“M&A Transaction” means a sale or acquisition of all or substantially all of the assets of a company or business unit of a company, or of all or substantially all of such company’s issued and outstanding share capital, or a consolidation, merger or reorganization of the Company or target company which achieves the same result.

"MBO" – Management By Objective plan as described in Section 9.3 above.

“Other Executive Officers” means all "Office Holders" as such term is defined in the Companies Law, excluding (i) Tower's Directors serving on the Board of Directors and (ii) the CEO.

“Variable Compensation” means any payment (in whole or a portion thereof) in respect of the  holding   of   an   office   or   employment   that   is   not   part of the Fixed Compensation, and that depends on variables that are unknown at the time the decision to award such payment is  determined,  such  as  an  annual  bonus or the equity based grants,  a  portion  of  which  thereof  is  contingent upon  future  financial  results or corporate or individual performance.

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This Policy is designed solely for the benefit of Tower and none of the provisions thereof are intended to provide any rights or remedies to any of the Executive Officers to whom this Policy applies and/or other employees of the Company, and/or to any third party, and no Executive Officer or employee may make any claim and/or demand against the Company, or any subsidiary, based on the guidelines set forth herein.   Furthermore, nothing in this Policy shall prevent the Compensation Committee, the Board of Directors and/or the shareholders of the Company, as applicable, from adopting a resolution regarding compensation of Executive Officers and/or any other employees that is not in accordance with this Policy provided such resolution is approved by the required corporate bodies as set forth in the Companies Law.

Notwithstanding anything which is stated elsewhere in this Policy, the board of directors shall have the discretion to unilaterally reduce an Executive Officer's variable compensation.

This Policy was not formulated so as to prejudice any existing compensation arrangements of Executive Officers at the Company, and existing arrangements with Executive Officers are not subject to any further approvals under this Policy, unless such existing arrangements are subject to further approvals as may be required under applicable law.  All compensation arrangements of Executive Officers are required to be approved in the manner prescribed by applicable law.  Executives Officers, including external Directors or independent Directors, may waive their entitlement to their compensation, subject to applicable law.